SECURITIE ON

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08027291

SEC
Mail Processing
Section

FEB 26 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 37934

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Homestead Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

612 Castleman Court
(No. and Street)

Keller (City) Texas (State) 76248 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/08

OATH OR AFFIRMATION

I, Kenneth E. Cherry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Homestead Financial, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Kenneth E. Cherry
Signature

Pres./CEO
Title

Somchay Phommahaxay
Notary Public

SOMCHAY PHOMMAHAXAY
My Commission Expires
October 16, 2009

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOMESTEAD FINANCIAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Homestead Financial, Inc.

We have audited the accompanying statement of financial condition of Homestead Financial, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homestead Financial, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 18, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

HOMESTEAD FINANCIAL, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	71,831
Commissions receivable		7,192
Prepaid expenses		655
Property and equipment, net of accumulated depreciation of $50,031		9,406
TOTAL ASSETS	$	89,084

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	2,150
Accrued expenses		3,232
TOTAL LIABILITIES		5,382

Stockholder's Equity

Common stock		5,200
Additional paid-in capital		9,000
Retained earnings		69,502
TOTAL STOCKHOLDER'S EQUITY		83,702
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	89,084

See notes to financial statements.

HOMESTEAD FINANCIAL, INC.
Statement of Income
Year Ended December 31, 2007

Revenue		
Securities commissions	$	8,575
Revenue from sale of investment company shares		85,767
Insurance commissions		12,122
Other revenue		39,186
TOTAL REVENUE		145,650
Expenses		
Compensation and related costs		102,288
Clearing charges		296
Communications		5,747
Occupancy and equipment costs		8,678
Regulatory fees and expenses		2,772
Promotional costs		1,091
Other expenses		7,115
TOTAL EXPENSES		127,987
NET INCOME	$	17,663

See notes to financial statements.

HOMESTEAD FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Class A Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2006	15,000	$ 5,200	$ 9,000	$ 71,839	$ 86,039
Net income	-	-	-	17,663	17,663
Distributions to shareholder	-	-	-	(20,000)	(20,000)
Balances at December 31, 2007	15,000	$ 5,200	$ 9,000	$ 69,502	$ 83,702

See notes to financial statements.

HOMESTEAD FINANCIAL, INC.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	17,663
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		8,678
Change in assets and liabilities		
Decrease in commissions receivable		509
Increase in prepaid expenses		(655)
Decrease in clearing deposit		10,813
Increase in accounts payable		250
Decrease in accrued expenses		(1,209)
Net cash provided by operating activities		36,049
Cash flows from financing activities:		
Distributions to shareholder		(20,000)
Net increase in cash		16,049
Cash at beginning of year		55,782
Cash at end of year	$	71,831

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Homestead Financial, Inc. (the Company) was organized in October 1987 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered insurance agency with the Texas Department of Insurance. The Company's customers consist primarily of individuals in the state of Texas.

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its securities business to the distribution of mutual funds. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

Distributions to Shareholder

The Company records distributions to its shareholder on the declaration date.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder, therefore, there is no provision for Federal income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $66,694 and $5,000, respectively. The Company's net capital ratio was 0.08 to 1.

Note 3 - Property and Equipment

Property and equipment consists of office equipment and a vehicle at a cost of $17,952 and $41,485, less accumulated depreciation of $50,031. Depreciation expense for the year totaled $8,678 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - Capital Stock

The Company has the authority to issue 500,000 shares of no par value Class A Common Stock and 500,000 shares of no par value Class B Common Stock. Neither class of stock has preferences, limitations, or relative rights greater or lesser than the shares of the other class, except Class B Common Stock is non-voting stock. There are 15,000 shares of Class A common shares issued and outstanding and no shares of Class B common shares issued.

Note 5 - Retirement Plan

The Company adopted a self-employed 401(k) plan (the Plan) effective January 1, 2007. This plan replaced the Company's simplified employee pension agreement. The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees are eligible to participate after completing one year of service. Employee salary deferral contributions, any matching and/or nonelective contributions, and earnings on these contributions are 100% vested. The Company can contribute an amount of matching and/or profit sharing contributions as determined by the Company at its discretion. The Company may or may not choose to make matching and/or nonelective contributions for a particular year in an amount it will determine each year. The Company did not make any matching or profit sharing contributions for the year ended December 31, 2007.

Note 6 - Related Party Transactions/ Concentration of Revenue

The sole shareholder provides office facilities without charge to the Company.

Schedule I

HOMESTEAD FINANCIAL, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007

Total stockholder's equity qualified for net capital	$ 83,702
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	6,947
Prepaid expenses	655
Property and equipment, net	9,406
Total deductions and/or charges	17,008
Net Capital	$ 66,694
Aggregate indebtedness	
Accounts payable	$ 2,150
Accrued expenses	3,232
Total aggregate indebtedness	$ 5,382
Computation of basic net capitai requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 61,694
Ratio of aggregate indebtedness to net capital	0.08 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as by Homestead Financial, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Homestead Financial, Inc.

In planning and performing our audit of the financial statements of Homestead Financial, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 18, 2008

END